UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the six months ended September 30, 2010
November 15, 2010

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
Quarterly securities report issuing date:	November 29, 2010	Dividend payment date:	December 8, 2010
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2010

(1) Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2010	2,369,479	(9.5)	542,053	132.6	356,775	153.1
September 30, 2009	2,618,434	(10.5)	233,047	23.9	140,948	53.2

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Six months ended
September 30, 2010	24.60	24.52
September 30, 2009	11.08	11.08

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Total Net Assets per Common Stock	Risk-adjusted Capital Ratio(*2)
	million yen	million yen	%	yen	%
As of
September 30, 2010	206,380,869	11,331,965	4.4	617.45	15.24
March 31, 2010	204,106,939	11,299,459	4.6	612.05	14.87

(Reference) Shareholders’ equity as of September 30, 2010: 9,130,623 million yen;     March 31, 2010: 9,305,795 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2010	—	6.00	—	6.00	12.00
ending March 31, 2011	—	6.00
ending March 31, 2011 (Forecast)			—	6.00	12.00

(*1)	Amendment to the current-quarter dividends forecasted: None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2011 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report: Yes

MUFG has the target of 500.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011. (There is a change from our earnings target released on May 18, 2010.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other (For more details, please see “Other information” in page 3 of Appendix.)

(1)	Changes in significant subsidiaries during the current interim period: Yes

One company is newly added (MM Partnership)

Note:	This section shows whether or not there is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) that led to the change of the consolidation scope during the current interim period.

(2)	Changes in accounting policies, procedures, presentation rules, etc.

(A)	Changes due to revision of accounting standards: Yes

(B)	Changes due to reasons other than (A): No

Note:	This section shows changes to accounting policies, procedures, presentation rules, etc. that are described in Japanese regulations as “Alterations on significant issues that are the basis of the preparation for interim financial accounting statements”.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:

	Sep. 30, 2010	14,150,766,520 shares	Mar. 31, 2010	14,148,414,920 shares
(B) Treasury stocks:
	Sep. 30, 2010	9,404,292 shares	Mar. 31, 2010	9,781,950 shares
(C) Average outstanding stocks:
		Six months ended Sep. 30, 2010		14,140,309,303 shares
		Six months ended Sep. 30, 2009		11,639,665,653 shares

(Summary of non-consolidated financial data)

1. Non-consolidated Financial Data for the Six Months ended September 30, 2010

(1) Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2010	224,237	56.6	216,558	60.9	202,029	72.9	191,048	—
September 30, 2009	143,203	(42.2)	134,571	(43.9)	116,839	(49.5)	(14,207)	—

Net Income per Common Stock
yen
Six months ended
September 30, 2010	12.87
September 30, 2009	(2.25)

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
September 30, 2010	10,865,924	8,544,355	78.6	575.18
March 31, 2010	11,180,345	8,711,750	77.9	569.22

(Reference) Shareholders’ equity as of September 30, 2010: 8,538,192 million yen;     March 31, 2010: 8,705,299 million yen

*Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	MUFG falls under the category of “Specified Business Corporation” (Tokutei Jigyo Gaisha) under Article 17-15-2 of the Cabinet Office Ordinance Concerning Disclosure of Public Companies and accordingly, prepares its interim consolidated financial statements and interim non-consolidated financial statements for the six months ended September 30, 2010.

2.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

3.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2010	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2011

(Note) MUFG repurchased Preferred Stock First Series of Class 3 in April 2010 and cancelled in April 2010.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2010	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2011	—	57.50
Fiscal year ending March 31, 2011 (Forecast)			—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2010	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2011	—	2.65
Fiscal year ending March 31, 2011 (Forecast)			—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2010	2
(1) Qualitative Information Pertaining to Consolidated Earnings Forecasts	2

2. Other Information	3
(1) Changes in significant subsidiaries	3
(2) Changes in accounting policies, procedures, presentation rules, etc.	3

3. Consolidated Financial Statements	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income	6
(3) Consolidated Statements of Changes in Net Assets	7
(4) Notes on Going-Concern Assumption	10

4. Non-consolidated Financial Statements	11
(1) Non-consolidated Balance Sheets	11
(2) Non-consolidated Statements of Operations	13
(3) Non-consolidated Statements of Changes in Net Assets	14
(4) Notes on Going-Concern Assumption	16

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2010”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 15, 2010 (Monday)
Explanation for investors and analysts:	November 19, 2010 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September  30, 2010

(1) Qualitative Information Pertaining to Consolidated Earnings Forecasts

MUFG has revised our earnings target of consolidated net income for the fiscal year ending March 31, 2011 upward to 500.0 billion yen to take into account the strong performance of the interim results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

	(in billions of Japanese yen)
	For the fiscal year ending March 31, 2011	For the six months ended September 30, 2010 (Results)	For the fiscal year ended March 31, 2010 (Results)	For the six months ended September 30, 2009 (Results)
Consolidated ordinary profits	900.0	542.0	545.6	233.0
Consolidated net income	500.0	356.7	388.7	140.9

<2 Banks on a stand-alone basis>
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	970.0	544.5	863.1	408.0
Ordinary profits	660.0	394.4	407.8	125.0
Net income	450.0	282.3	342.6	130.7
Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150.0	76.2	110.2	52.9
Ordinary profits	110.0	62.8	53.2	35.3
Net income	70.0	41.5	67.2	24.7

2

Mitsubishi UFJ Financial Group, Inc.

2. Other Information

(1) Changes in significant subsidiaries

The following is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) affecting the scope of consolidation during the current interim accounting period:

Name	Location	Investment Amount	Primary Business	Ownership
MM Partnership	Chiyoda-ku, Tokyo	¥670.6 billion	Holding shares	60%

Note:	MM Partnership is a partnership under the Civil Code of Japan which holds shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”).

(2) Changes in accounting policies, procedures, presentation rules, etc.

(i)	Application of “Accounting Standard for Asset Retirement Obligations”

Starting with the current interim accounting period, we have applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No.18 issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21 issued on March 31, 2008).

Following the implementation stated above, “Ordinary Profits” and “Income before income taxes and others” are decreased 808 million yen, and 25,308 million yen, respectively.

(ii)	Application of “Accounting Standard for Business Combinations”

Starting with the current interim accounting period, we have applied “Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22 issued on December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23 issued on December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16 issued on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on December 26, 2008).

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Cash and due from banks	7,078,204	7,495,050
Call loans and bills bought	264,824	482,546
Receivables under resale agreements	5,145,071	3,559,309
Receivables under securities borrowing transactions	3,726,110	5,770,044
Monetary claims bought	2,772,983	2,967,002
Trading assets	19,641,615	16,448,683
Money held in trust	355,375	362,789
Securities	70,053,103	63,964,461
Loans and bills discounted	79,254,492	84,880,603
Foreign exchanges	1,115,983	1,051,325
Other assets	7,317,601	6,416,721
Tangible fixed assets	1,347,135	1,357,449
Intangible fixed assets	1,111,453	1,152,606
Deferred tax assets	513,542	646,495
Customers’ liabilities for acceptances and guarantees	7,912,172	8,889,771
Allowance for credit losses	(1,228,802)	(1,337,922)

Total assets	206,380,869	204,106,939

Liabilities:
Deposits	122,268,713	123,891,946
Negotiable certificates of deposit	11,166,716	11,019,571
Call money and bills sold	1,957,916	1,907,366
Payables under repurchase agreements	14,059,313	11,843,211
Payables under securities lending transactions	3,415,092	3,632,170
Commercial papers	152,654	196,929
Trading liabilities	12,885,221	9,894,186
Borrowed money	6,537,783	6,235,917
Foreign exchanges	698,579	704,233
Short-term bonds payable	481,065	480,545
Bonds payable	6,490,425	7,022,868
Due to trust accounts	1,488,794	1,559,765
Other liabilities	4,929,588	4,933,405
Reserve for bonuses	46,954	52,278
Reserve for bonuses to directors	309	751
Reserve for retirement benefits	60,861	61,821
Reserve for retirement benefits to directors	1,330	1,523
Reserve for loyalty award credits	10,544	8,717
Reserve for contingent losses	232,389	239,224
Reserves under special laws	2,229	3,098
Deferred tax liabilities	62,189	39,210
Deferred tax liabilities for land revaluation	188,057	188,963
Acceptances and guarantees	7,912,172	8,889,771

Total liabilities	195,048,904	192,807,479

4

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Net assets:
Capital stock	2,137,439	2,136,582
Capital surplus	2,174,244	2,423,322
Retained earnings	4,666,196	4,405,512
Treasury stock	(6,439)	(6,633)

Total shareholders’ equity	8,971,439	8,958,783

Net unrealized gains (losses) on other securities	282,459	403,490
Net deferred gains (losses) on hedging instruments	77,037	92,402
Land revaluation excess	142,161	142,848
Foreign currency translation adjustments	(308,345)	(254,800)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(34,129)	(36,930)

Total valuation and translation adjustments	159,183	347,011

Subscription rights to shares	6,168	6,451
Minority interests	2,195,173	1,987,213

Total net assets	11,331,965	11,299,459

Total liabilities and net assets	206,380,869	204,106,939

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Ordinary income	2,618,434	2,369,479
Interest income	1,500,108	1,277,731
Interest on loans and bills discounted	1,003,524	821,715
Interest and dividends on securities	304,769	310,462
Trust fees	52,456	50,521
Fees and commissions	572,542	553,917
Trading income	167,472	129,992
Other business income	209,473	270,432
Other ordinary income	116,381	86,884
Ordinary expenses	2,385,386	1,827,425
Interest expenses	385,012	268,475
Interest on deposits	173,396	113,736
Fees and commissions	79,387	79,670
Other business expenses	224,521	63,812
General and administrative expenses	1,111,730	1,051,900
Other ordinary expenses	584,735	363,566

Ordinary profits	233,047	542,053

Extraordinary gains	36,705	40,580
Gains on disposition of fixed assets	5,331	1,235
Gains on loans written-off	24,804	33,707
Reversal of reserve for contingent liabilities from financial instruments transactions	244	868
Reversal of allowance for losses on subsidiaries	5,026	—
Others	1,297	4,769
Extraordinary losses	55,378	33,635
Losses on disposition of fixed assets	14,348	4,334
Losses on impairment of fixed assets	10,097	4,854
Amortization of goodwill	27,918	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	24,447
Others	3,012	—

Income before income taxes and others	214,374	548,998

Income taxes—current	50,242	47,664
Refund of income taxes	(16,090)	—
Income taxes—deferred	8,442	137,156

Total taxes	42,593	184,820

Income before minority interests		364,177

Minority interests	30,832	7,401

Net income	140,948	356,775

6

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,620,896	2,136,582
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	856

Total changes during the period	—	856

Balance at the end of the period	1,620,896	2,137,439

Capital surplus
Balance at the end of the previous period	1,898,031	2,423,322
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	856
Disposition of treasury stock	(32)	65
Retirement of treasury stock	—	(250,000)
Change of application of equity method	(78)	—

Total changes during the period	(111)	(249,077)

Balance at the end of the period	1,897,919	2,174,244

Retained earnings
Balance at the end of the previous period	4,168,625	4,405,512
Changes during the period
Dividends from retained earnings	(67,879)	(96,779)
Net income	140,948	356,775
Reversal of land revaluation excess	(1,591)	687
Change of application of equity method	(1,840)	—

Total changes during the period	69,637	260,683

Balance at the end of the period	4,238,262	4,666,196

Treasury stock
Balance at the end of the previous period	(6,867)	(6,633)
Changes during the period
Repurchase of treasury stock	(34)	(250,014)
Disposition of treasury stock	974	207
Retirement of treasury stock	—	250,000

Total changes during the period	939	193

Balance at the end of the period	(5,927)	(6,439)

7

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Total shareholders’ equity
Balance at the end of the previous period	7,680,685	8,958,783
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	1,713
Dividends from retained earnings	(67,879)	(96,779)
Net income	140,948	356,775
Repurchase of treasury stock	(34)	(250,014)
Disposition of treasury stock	941	273
Retirement of treasury stock	—	—
Reversal of land revaluation excess	(1,591)	687
Change of application of equity method	(1,919)	—

Total changes during the period	70,465	12,656

Balance at the end of the period	7,751,150	8,971,439

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	(776,397)	403,490
Changes during the period
Net changes of items other than shareholders’ equity	902,836	(121,031)

Total changes during the period	902,836	(121,031)

Balance at the end of the period	126,439	282,459

Net deferred gains (losses) on hedging instruments
Balance at the end of the previous period	111,001	92,402
Changes during the period
Net changes of items other than shareholders’ equity	(2,907)	(15,364)

Total changes during the period	(2,907)	(15,364)

Balance at the end of the period	108,093	77,037

Land revaluation excess
Balance at the end of the previous period	142,502	142,848
Changes during the period
Net changes of items other than shareholders’ equity	1,591	(687)

Total changes during the period	1,591	(687)

Balance at the end of the period	144,093	142,161

Foreign currency translation adjustments
Balance at the end of the previous period	(302,352)	(254,800)
Changes during the period
Net changes of items other than shareholders’ equity	111,849	(53,545)

Total changes during the period	111,849	(53,545)

Balance at the end of the period	(190,502)	(308,345)

8

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the end of the previous period	(51,822)	(36,930)
Changes during the period
Net changes of items other than shareholders’ equity	(1,825)	2,800

Total changes during the period	(1,825)	2,800

Balance at the end of the period	(53,647)	(34,129)

Total valuation and translation adjustments
Balance at the end of the previous period	(877,067)	347,011
Changes during the period
Net changes of items other than shareholders’ equity	1,011,543	(187,827)

Total changes during the period	1,011,543	(187,827)

Balance at the end of the period	134,476	159,183

Subscription rights to shares
Balance at the end of the previous period	4,650	6,451
Changes during the period
Net changes of items other than shareholders’ equity	778	(282)

Total changes during the period	778	(282)

Balance at the end of the period	5,429	6,168

Minority interests
Balance at the end of the previous period	1,762,372	1,987,213
Changes during the period
Net changes of items other than shareholders’ equity	292,203	207,959

Total changes during the period	292,203	207,959

Balance at the end of the period	2,054,575	2,195,173

Total net assets
Balance at the end of the previous period	8,570,641	11,299,459
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	1,713
Dividends from retained earnings	(67,879)	(96,779)
Net income	140,948	356,775
Repurchase of treasury stock	(34)	(250,014)
Disposition of treasury stock	941	273
Retirement of treasury stock	—	—
Reversal of land revaluation excess	(1,591)	687
Change of application of equity method	(1,919)	—
Net changes of items other than shareholders’ equity	1,304,525	19,849

Total changes during the period	1,374,990	32,505

Balance at the end of the period	9,945,632	11,331,965

9

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

10

Mitsubishi UFJ Financial Group, Inc.

4. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Current assets:
Cash and due from banks	16,051	16,490
Securities	121,800	70,000
Accounts receivable	41,277	44,922
Others	25,659	36,299

Total current assets	204,787	167,712

Fixed assets:
Tangible fixed assets	225	261
Intangible fixed assets	2,465	1,974
Investments and other assets	10,658,445	11,010,397
Investment securities	799,348	906,980
Investments in subsidiaries and affiliates	9,858,826	10,104,826
Others	270	324
Allowance for losses on investments	—	(1,733)

Total fixed assets	10,661,136	11,012,633

Total assets	10,865,924	11,180,345

Liabilities:
Current liabilities:
Short-term borrowings	1,386,131	1,129,452
Current portion of bonds payable	130,000	230,000
Current portion of long-term borrowings	238,500	257,252
Lease liabilities	43	46
Accounts payable	1,499	2,439
Income taxes payable	206	544
Reserve for bonuses	333	396
Others	5,635	6,062

Total current liabilities	1,762,349	1,626,193

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings from subsidiaries and affiliates	173,169	450,245
Lease liabilities	121	149
Others	5,428	11,506

Total fixed liabilities	559,219	842,401

Total liabilities	2,321,568	2,468,594

11

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Net assets:
Shareholders’ equity:
Capital stock	2,137,439	2,136,582
Capital surplus:
Capital reserve	2,137,456	2,136,600
Other capital surplus	1,860,006	2,109,941

Total capital surplus	3,997,463	4,246,541

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,256,328	2,162,138

Total retained earnings	2,406,328	2,312,138

Treasury stock	(21)	(217)

Total shareholders’ equity	8,541,209	8,695,044

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	(3,017)	10,254

Total valuation and translation adjustments	(3,017)	10,254

Subscription rights to shares	6,163	6,450

Total net assets	8,544,355	8,711,750

Total liabilities and net assets	10,865,924	11,180,345

12

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Operations

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Operating income	143,203	224,237
Operating expenses	8,632	7,679

Operating profits	134,571	216,558

Non-operating income	5,917	7,977
Non-operating expenses	23,649	22,506

Ordinary profits	116,839	202,029

Extraordinary gains	563	1,733
Extraordinary losses	126,459	—

Income (loss) before income taxes	(9,056)	203,763

Income taxes-current	4,231	3,816
Income taxes-deferred	919	8,898

Total taxes	5,151	12,715

Net income (loss)	(14,207)	191,048

13

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,620,896	2,136,582
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	856

Total changes during the period	—	856

Balance at the end of the period	1,620,896	2,137,439

Capital surplus
Capital reserve
Balance at the end of the previous period	1,620,914	2,136,600
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	856

Total changes during the period	—	856

Balance at the end of the period	1,620,914	2,137,456

Other capital surplus
Balance at the end of the previous period	2,109,970	2,109,941
Changes during the period
Disposition of treasury stock	(32)	65
Retirement of treasury stock	—	(250,000)

Total changes during the period	(32)	(249,934)

Balance at the end of the period	2,109,937	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the end of the previous period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the end of the previous period	2,211,855	2,162,138
Changes during the period
Dividends from retained earnings	(67,945)	(96,857)
Net income (loss)	(14,207)	191,048

Total changes during the period	(82,152)	94,190

Balance at the end of the period	2,129,702	2,256,328

Treasury stock
Balance at the end of the previous period	(979)	(217)
Changes during the period
Repurchase of treasury stock	(20)	(250,011)
Disposition of treasury stock	968	207
Retirement of treasury stock	—	250,000

Total changes during the period	947	195

Balance at the end of the period	(31)	(21)

14

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Total shareholders’ equity
Balance at the end of the previous period	7,712,656	8,695,044
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	1,713
Dividends from retained earnings	(67,945)	(96,857)
Net income (loss)	(14,207)	191,048
Repurchase of treasury stock	(20)	(250,011)
Disposition of treasury stock	935	273
Retirement of treasury stock	—	—

Total changes during the period	(81,237)	(153,835)

Balance at the end of the period	7,631,419	8,541,209

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	—	10,254
Changes during the period
Net changes of items other than shareholders’ equity	13,794	(13,272)

Total changes during the period	13,794	(13,272)

Balance at the end of the period	13,794	(3,017)

Subscription rights to shares
Balance at the end of the previous period	4,650	6,450
Changes during the period
Net changes of items other than shareholders’ equity	778	(287)

Total changes during the period	778	(287)

Balance at the end of the period	5,429	6,163

Total net assets
Balance at the end of the previous period	7,717,307	8,711,750
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	—	1,713
Dividends from retained earnings	(67,945)	(96,857)
Net income (loss)	(14,207)	191,048
Repurchase of treasury stock	(20)	(250,011)
Disposition of treasury stock	935	273
Retirement of treasury stock	—	—
Net changes of items other than shareholders’ equity	14,572	(13,560)

Total changes during the period	(66,665)	(167,395)

Balance at the end of the period	7,650,642	8,544,355

15

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

16

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2010

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	1
[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	7
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ BTMU and MUTB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	8
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

4. Securities	9
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

5. ROE	12
[ MUFG Consolidated ]

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	13
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Risk-Monitored Loans	14
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	18
[ BTMU and MUTB Combined including Trust Accounts ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

9. Progress in Disposition of Problem Assets	23
[ BTMU and MUSP Combined ]*5
[ MUTB Non-consolidated including Trust Accounts ]

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	25
[ BTMU and MUTB Combined including Trust Accounts ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

11. Overseas Loans	29
[ BTMU and MUTB Combined ]

12. Loans and Deposits	30
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

13. Domestic Deposits	31
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

14. Status of Deferred Tax Assets	32
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(References)

1. Exposure to “Securitized Products and Related Investments”	34

2. Financial Statements	36
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(*1) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*2) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*3) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	1,870,712	1,813,239	57,472
Gross profits before credit costs for trust accounts	1,870,712	1,813,239	57,472
Net interest income	1,009,332	1,115,203	(105,871)
Trust fees	50,521	52,456	(1,935)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	474,246	493,155	(18,909)
Net trading profits	129,992	167,472	(37,480)
Net other business profits	206,620	(15,048)	221,668
Net gains (losses) on debt securities	170,746	24,873	145,873
General and administrative expenses	1,018,864	1,061,477	(42,613)
Amortization of goodwill	15,787	17,185	(1,398)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	867,634	768,947	98,687
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	851,847	751,761	100,086
Provision for general allowance for credit losses (2)	32,480	(54,788)	87,268
Net business profits*	884,328	696,973	187,355
Net non-recurring gains (losses)	(342,274)	(463,925)	121,650
Credit costs (3)	(222,928)	(389,483)	166,555
Losses on loan write-offs	(137,324)	(145,707)	8,382
Provision for specific allowance for credit losses	(86,880)	(230,326)	143,445
Other credit costs	1,277	(13,450)	14,727
Net gains (losses) on equity securities	(27,346)	13,353	(40,700)
Gains on sales of equity securities	38,913	77,457	(38,543)
Losses on sales of equity securities	(20,196)	(32,644)	12,448
Losses on write-down of equity securities	(46,064)	(31,459)	(14,605)
Profits (losses) from investments in affiliates	(7,879)	1,703	(9,583)
Other non-recurring gains (losses)	(84,119)	(89,498)	5,378
Ordinary profits	542,053	233,047	309,005
Net extraordinary gains (losses)	6,944	(18,672)	25,617
Gains on loans written-off (4)	33,707	24,804	8,902
Reversal of reserve for contingent losses included in credit costs (5)	3,672	—	3,672
Losses on impairment of fixed assets	(4,854)	(10,097)	5,243
Loss on adjustment for changes of accounting standard for asset retirement obligations	(24,447)	—	(24,447)
Amortization of goodwill	—	(27,918)	27,918
Income before income taxes and others	548,998	214,374	334,623
Income taxes-current	47,664	50,242	(2,577)
Refund of income taxes	—	(16,090)	16,090
Income taxes-deferred	137,156	8,442	128,713
Total taxes	184,820	42,593	142,226
Income before minority interests	364,177	171,781	192,396
Minority interests	7,401	30,832	(23,430)
Net income	356,775	140,948	215,827
Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(186,775)	(444,272)	257,496
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(153,068)	(419,467)	266,398
Number of consolidated subsidiaries	239	249	(10)
Number of affiliated companies accounted for under the equity method	66	58	8

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	1,215,403	1,068,966	146,436
Gross profits before credit costs for trust accounts	1,215,403	1,068,966	146,436
Net interest income	697,069	743,297	(46,228)
Trust fees	38,352	40,158	(1,805)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	221,269	234,737	(13,468)
Net trading profits	74,539	85,572	(11,032)
Net other business profits	184,171	(34,799)	218,971
Net gains (losses) on debt securities	164,032	21,391	142,640
General and administrative expenses	594,666	607,928	(13,261)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	620,736	461,037	159,698
Provision for general allowance for credit losses (2)	33,330	31,026	2,304
Net business profits	654,067	492,064	162,003
Net non-recurring gains (losses)	(196,822)	(331,714)	134,891
Credit costs (3)	(97,414)	(255,077)	157,663
Losses on loan write-offs	(55,757)	(135,162)	79,404
Provision for specific allowance for credit losses	(42,897)	(114,259)	71,361
Other credit costs	1,241	(5,655)	6,897
Net gains (losses) on equity securities	(80,637)	(10,956)	(69,680)
Gains on sales of equity securities	33,894	49,862	(15,967)
Losses on sales of equity securities	(23,365)	(32,418)	9,052
Losses on write-down of equity securities	(91,166)	(28,401)	(62,765)
Other non-recurring gains (losses)	(18,771)	(65,680)	46,909
Ordinary profits	457,244	160,349	296,895
Net extraordinary gains (losses)	2,950	10,793	(7,842)
Gains on loans written-off (4)	19,712	18,560	1,151
Reversal of allowance for credit losses (5)	3,132	—	3,132
Reversal of reserve for contingent losses included in credit costs (6)	2,947	—	2,947
Losses on impairment of fixed assets	(3,162)	(5,861)	2,699
Loss on adjustment for changes of accounting standard for asset retirement obligations	(16,714)	—	(16,714)
Income before income taxes	460,195	171,142	289,052
Income taxes-current	18,767	19,953	(1,185)
Refund of income taxes	—	(6,328)	6,328
Income taxes-deferred	117,545	1,973	115,571
Total taxes	136,313	15,598	120,714
Net income	323,882	155,544	168,337

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(58,002)	(224,051)	166,048
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(38,290)	(205,490)	167,199

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	1,292,639	1,199,294	93,345
Net interest income	767,026	847,721	(80,695)
Trust fees	5,809	6,532	(722)
Net fees and commissions	247,673	269,781	(22,108)
Net trading profits	76,425	80,031	(3,605)
Net other business profits	195,703	(4,773)	200,476
Net gains (losses) on debt securities	159,008	33,856	125,151
General and administrative expenses	648,167	666,324	(18,157)
Amortization of goodwill	8,466	8,201	265
Net business profits before provision for general allowance for credit losses and amortization of goodwill	652,939	541,171	111,767
Net business profits before provision for general allowance for credit losses	644,472	532,969	111,502
Provision for general allowance for credit losses (1)	6,079	(41,150)	47,229
Net business profits*	650,551	491,819	158,732
Net non-recurring gains (losses)	(169,005)	(349,633)	180,628
Credit costs (2)	(117,437)	(275,239)	157,802
Losses on loan write-offs	(75,249)	(138,710)	63,461
Provision for specific allowance for credit losses	(43,344)	(122,987)	79,642
Other credit costs	1,155	(13,542)	14,698
Net gains (losses) on equity securities	(35,085)	(21,277)	(13,807)
Gains on sales of equity securities	32,265	38,665	(6,399)
Losses on sales of equity securities	(21,852)	(33,736)	11,884
Losses on write-down of equity securities	(45,497)	(26,205)	(19,292)
Profits (losses) from investments in affiliates	(7,544)	432	(7,977)
Other non-recurring gains (losses)	(8,937)	(53,548)	44,611
Ordinary profits	481,546	142,185	339,360
Net extraordinary gains (losses)	7,641	24,006	(16,365)
Gains on loans written-off (3)	26,304	18,567	7,736
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	1,840	—	1,840
Net gains (losses) on disposition of fixed assets	(2,201)	(8,013)	5,811
Losses on impairment of fixed assets	(2,936)	(3,625)	688
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15,833)	—	(15,833)
Income before income taxes and others	489,187	166,192	322,995
Income taxes-current	33,261	34,546	(1,285)
Refund of income taxes	—	(15,293)	15,293
Income taxes-deferred	98,689	(6,423)	105,113
Total taxes	131,951	12,829	119,122
Income before minority interests	357,236	153,362	203,873
Minority interests	33,582	30,640	2,941
Net income	323,653	122,722	200,931
Note:

*   Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(109,517)	(316,389)	206,872
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(83,212)	(297,822)	214,609

Number of consolidated subsidiaries	141	151	(10)
Number of affiliated companies accounted for under the equity method	47	45	2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	1,045,470	917,994	127,475
Domestic gross profits	654,336	642,323	12,013
Net interest income	454,610	474,817	(20,206)
Net fees and commissions	117,085	126,035	(8,949)
Net trading profits	(2,652)	8,406	(11,059)
Net other business profits	85,293	33,064	52,228
Net gains (losses) on debt securities	86,107	35,496	50,610
Non-domestic gross profits	391,133	275,670	115,462
Net interest income	165,312	190,254	(24,942)
Net fees and commissions	63,903	71,866	(7,963)
Net trading profits	68,971	69,083	(112)
Net other business profits	92,946	(55,534)	148,481
Net gains (losses) on debt securities	67,468	(2,411)	69,880
General and administrative expenses	500,949	509,915	(8,966)
Personnel expenses	188,464	188,844	(379)
Non-personnel expenses	286,068	294,832	(8,764)
Taxes	26,416	26,238	178
Net business profits before provision for general allowance for credit losses	544,520	408,078	136,441
Provision for general allowance for credit losses (1)	33,330	24,929	8,401
Net business profits	577,851	433,008	144,842
Net non-recurring gains (losses)	(183,449)	(307,975)	124,525
Credit costs (2)	(97,331)	(238,607)	141,275
Losses on loan write-offs	(55,553)	(133,292)	77,739
Provision for specific allowance for credit losses	(42,897)	(99,950)	57,052
Other credit costs	1,119	(5,363)	6,483
Net gains (losses) on equity securities	(72,222)	(16,480)	(55,742)
Gains on sales of equity securities	30,580	38,787	(8,206)
Losses on sales of equity securities	(21,419)	(32,161)	10,741
Losses on write-down of equity securities	(81,383)	(23,106)	(58,277)
Other non-recurring gains (losses)	(13,895)	(52,887)	38,992
Ordinary profits	394,401	125,032	269,368
Net extraordinary gains (losses)	569	12,291	(11,722)
Gains on loans written-off (3)	19,031	17,731	1,300
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	2,282	—	2,282
Net gains (losses) on disposition of fixed assets	(2,643)	(7,842)	5,199
Losses on impairment of fixed assets	(2,936)	(3,586)	649
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15,277)	—	(15,277)
Income before income taxes	394,971	137,324	257,646
Income taxes-current	16,031	20,252	(4,220)
Refund of income taxes	—	(6,328)	6,328
Income taxes-deferred	96,619	(7,364)	103,983
Total taxes	112,650	6,559	106,091
Net income	282,320	130,765	151,555

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(61,718)	(213,677)	151,959
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(42,687)	(195,946)	153,259

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	192,780	178,360	14,419
Gross profits before credit costs for trust accounts	192,780	178,360	14,419
Trust fees	44,807	46,046	(1,238)
Trust fees before credit costs for trust accounts	44,807	46,046	(1,238)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,304	3,977	(673)
Other trust fees	41,502	42,068	(565)
Credit costs for trust accounts (1)	—	—	—
Net interest income	75,925	77,382	(1,457)
Net fees and commissions	55,692	52,384	3,308
Net trading profits	10,070	14,809	(4,738)
Net other business profits	6,284	(12,261)	18,545
Net gains (losses) on debt securities	10,526	(11,692)	22,218
General and administrative expenses	114,446	122,744	(8,298)
Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	78,333	55,615	22,717
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	78,333	55,615	22,717
Provision for general allowance for credit losses (2)	—	6,027	(6,027)
Net business profits*	78,333	61,643	16,690
Net non-recurring gains (losses)	(13,740)	(23,138)	9,397
Credit costs (3)	(237)	(16,693)	16,456
Losses on loan write-offs	(359)	(1,973)	1,614
Provision for specific allowance for credit losses	—	(14,409)	14,409
Other credit costs	121	(310)	432
Net gains (losses) on equity securities	(8,410)	5,401	(13,812)
Gains on sales of equity securities	3,318	10,949	(7,631)
Losses on sales of equity securities	(1,945)	(252)	(1,692)
Losses on write-down of equity securities	(9,783)	(5,295)	(4,488)
Profits (losses) from investments in affiliates	674	1,440	(766)
Other non-recurring gains (losses)	(5,767)	(13,287)	7,520
Ordinary profits	64,592	38,504	26,088
Net extraordinary gains (losses)	2,042	(1,653)	3,695
Gains on loans written-off (4)	631	777	(146)
Reversal of allowance for credit losses (5)	2,986	—	2,986
Reversal of reserve for contingent losses included in credit costs (6)	633	—	633
Losses on impairment of fixed assets	(230)	(2,349)	2,118
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1,525)	—	(1,525)
Income before income taxes and others	66,635	36,851	29,783
Income taxes—current	3,728	1,311	2,416
Income taxes—deferred	20,926	8,965	11,960
Total taxes	24,654	10,277	14,376
Income before minority interests	41,980	26,573	15,406
Minority interests	2,227	2,073	154
Net income	39,753	24,500	15,252
Note:

*  Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses

- Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	3,383	(10,666)	14,050
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	4,014	(9,889)	13,903
Number of consolidated subsidiaries	25	25	—
Number of affiliated companies accounted for under the equity method	12	7	5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2010 (A)	September 30, 2009 (B)
Gross profits	169,933	150,972	18,961
Gross profits before credit costs for trust accounts	169,933	150,972	18,961
Domestic gross profits	130,878	131,322	(443)
Trust fees	38,352	40,158	(1,805)
Trust fees before credit costs for trust accounts	38,352	40,158	(1,805)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,304	3,977	(673)
Other trust fees	35,048	36,180	(1,132)
Credit costs for trust accounts (1)	—	—	—
Net interest income	49,684	48,953	730
Net fees and commissions	40,645	37,016	3,628
Net trading profits	18,794	16,604	2,189
Net other business profits	(16,597)	(11,410)	(5,187)
Net gains (losses) on debt securities	(12,103)	(10,310)	(1,793)
Non-domestic gross profits	39,054	19,649	19,404
Net interest income	27,461	29,272	(1,810)
Net fees and commissions	(364)	(181)	(183)
Net trading profits	(10,572)	(8,522)	(2,050)
Net other business profits	22,529	(918)	23,448
Net gains (losses) on debt securities	22,560	(1,382)	23,942
General and administrative expenses	93,716	98,012	(4,295)
Personnel expenses	33,555	33,945	(390)
Non-personnel expenses	55,788	58,962	(3,173)
Taxes	4,372	5,104	(731)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	76,216	52,959	23,257
Provision for general allowance for credit losses (2)	—	6,096	(6,096)
Net business profits	76,216	59,056	17,160
Net non-recurring gains (losses)	(13,373)	(23,739)	10,366
Credit costs (3)	(82)	(16,470)	16,387
Losses on loan write-offs	(204)	(1,869)	1,665
Provision for specific allowance for credit losses	—	(14,308)	14,308
Other credit costs	121	(291)	413
Net gains (losses) on equity securities	(8,414)	5,523	(13,938)
Gains on sales of equity securities	3,314	11,075	(7,760)
Losses on sales of equity securities	(1,945)	(256)	(1,688)
Losses on write-down of equity securities	(9,783)	(5,295)	(4,488)
Other non-recurring gains (losses)	(4,875)	(12,792)	7,916
Ordinary profits	62,843	35,316	27,526
Net extraordinary gains (losses)	2,381	(1,498)	3,879
Gains on loans written-off (4)	680	829	(148)
Reversal of allowance for credit losses (5)	3,132	—	3,132
Reversal of reserve for contingent losses included in credit costs (6)	665	—	665
Losses on impairment of fixed assets	(226)	(2,275)	2,049
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1,436)	—	(1,436)
Income before income taxes	65,224	33,818	31,405
Income taxes-current	2,736	(298)	3,035
Income taxes-deferred	20,926	9,338	11,587
Total taxes	23,662	9,039	14,623
Net income	41,561	24,779	16,782

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	3,715	(10,373)	14,089
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	4,396	(9,544)	13,940

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2010 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2009 (B)
Total average interest rate on interest-earning assets (a)	1.02	(0.16)	1.18
Average interest rate on loans and bills discounted (b)	1.48	(0.11)	1.59
Average interest rate on securities	0.55	(0.11)	0.67
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.88	(0.11)	0.99
Average interest rate on deposits and NCD (d)	0.10	(0.06)	0.16
Average interest rate on other liabilities	0.50	(0.12)	0.62
Overall interest rate spread (a)-(c)	0.14	(0.05)	0.19
Interest rate spread (b)-(d)	1.37	(0.05)	1.42

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2010 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2009 (B)
Total average interest rate on interest-earning assets (a)	0.95	(0.10)	1.05
Average interest rate on loans and bills discounted (b)	1.16	(0.19)	1.35
Average interest rate on securities	0.77	0.04	0.73
Total average interest rate on interest-bearing liabilities (c)	0.35	(0.13)	0.49
Average interest rate on deposits and NCD (d)	0.34	(0.15)	0.50
Overall interest rate spread (a)-(c)	0.59	0.02	0.56
Interest rate spread (b)-(d)	0.81	(0.03)	0.84

BTMU and MUTB combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2010 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2009 (B)
Average interest rate on loans and bills discounted (a)	1.43	(0.12)	1.55
Average interest rate on deposits and NCD (b)	0.13	(0.07)	0.21
Interest rate spread (a)-(b)	1.29	(0.05)	1.34

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	4,498.9	5,057.3	891.2	10,447.5
Receive-floater/pay-fix	388.8	2,117.7	791.6	3,298.2
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	6.0	29.6	67.8	103.4

Total	4,893.8	7,224.6	1,750.7	13,869.2

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,743.4	3,131.3	807.7	7,682.5
Receive-floater/pay-fix	307.0	1,447.9	248.2	2,003.2
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	4,050.4	4,599.2	1,056.0	9,705.7

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	802.0	1,938.1	83.5	2,823.6
Receive-floater/pay-fix	93.3	690.2	469.9	1,253.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	895.3	2,628.3	553.4	4,077.0

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Debt securities being held to maturity	3,178,854	73,133	80,964	7,830	3,417,795	82,784	84,580	1,796
Domestic bonds	1,219,547	14,924	14,924	—	1,240,439	20,068	20,068	—
Government bonds	977,308	11,940	11,940	—	977,342	15,972	15,972	—
Municipal bonds	32,629	369	369	—	42,348	585	585	—
Corporate bonds	209,610	2,614	2,614	—	220,748	3,511	3,511	—
Other	1,959,306	58,209	66,040	7,830	2,177,356	62,715	64,512	1,796
Foreign bonds	946,481	4,009	11,083	7,073	1,021,985	6,738	8,391	1,653
Other	1,012,825	54,199	54,956	756	1,155,370	55,977	56,120	142

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Other securities	66,340,542	697,391	1,390,030	692,639	60,406,360	812,706	1,398,942	586,235
Domestic equity securities	3,538,055	87,936	585,083	497,146	4,277,363	681,771	983,817	302,045
Domestic bonds	46,896,537	353,668	379,544	25,875	43,376,692	117,109	173,933	56,824
Government bonds	42,564,326	279,556	287,370	7,814	38,748,045	79,912	113,618	33,706
Municipal bonds	206,736	9,957	9,957	—	280,899	8,080	8,148	67
Corporate bonds	4,125,474	64,155	82,216	18,061	4,347,746	29,116	52,166	23,050
Other	15,905,949	255,786	425,402	169,616	12,752,305	13,825	241,191	227,365
Foreign equity securities	261,813	64,368	67,463	3,094	282,573	73,578	73,806	227
Foreign bonds	13,931,506	278,908	302,169	23,260	10,702,586	77,276	132,837	55,560
Other	1,712,629	(87,491)	55,769	143,261	1,767,145	(137,030)	34,547	171,578

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,150,972	43,440	43,440	—	1,289,654	39,123	39,266	142
Stocks of subsidiaries and affiliates	119,098	(16,793)	17,908	34,701	155,769	(32,164)	12,463	44,627

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	54,994,011	430,154	1,037,423	607,269	49,791,929	517,825	1,017,742	499,917
Domestic equity securities	2,753,821	(81,002)	417,725	498,728	3,366,529	385,677	707,125	321,448
Domestic bonds	42,531,657	304,120	327,134	23,013	39,374,157	104,353	155,552	51,199
Other	9,708,532	207,036	292,564	85,528	7,051,241	27,794	155,063	127,269
Foreign equity securities	161,503	65,634	65,637	2	152,122	54,500	54,501	1
Foreign bonds	8,270,034	166,732	179,047	12,314	5,669,356	45,678	72,991	27,313
Other	1,276,994	(25,331)	47,879	73,211	1,229,762	(72,384)	27,570	99,954

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	9,519,371	28,245,854	1,841,188	3,175,387	13,950,371	20,028,947	3,183,309	2,461,706
Government bonds	9,108,337	26,084,309	1,204,021	2,422,605	13,464,223	17,754,168	2,394,184	1,699,406
Municipal bonds	4,482	87,776	112,881	427	2,346	77,521	199,524	420
Corporate bonds	406,551	2,073,768	524,285	752,354	483,801	2,197,257	589,601	761,879
Other	985,026	3,317,086	2,191,703	3,418,413	912,241	1,870,445	1,962,373	2,869,639
Foreign bonds	841,489	3,107,228	1,642,472	2,653,963	775,335	1,789,207	1,280,910	1,795,559
Other	143,537	209,857	549,231	764,450	136,905	81,238	681,463	1,074,079
Total	10,504,398	31,562,940	4,032,891	6,593,801	14,862,612	21,899,393	5,145,683	5,331,345

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses

Debt securities being held to maturity	1,534,530	19,210	20,195	985	1,555,809	22,387	22,688	300
Stocks of subsidiaries and affiliates	40,375	2,693	2,693	—	40,375	(2,479)	751	3,231

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses

Other securities	8,672,956	114,000	283,321	169,321	7,787,226	123,399	272,068	148,668
Domestic equity securities	734,464	37,149	131,818	94,669	872,173	146,380	208,677	62,296
Domestic bonds	3,978,320	51,296	51,937	641	3,620,332	15,974	18,264	2,290
Other	3,960,171	25,554	99,565	74,011	3,294,720	(38,955)	45,126	84,081
Foreign equity securities	784	197	197	—	1,187	322	322	—
Foreign bonds	3,576,109	87,896	92,459	4,562	2,806,303	26,991	40,257	13,266
Other	383,278	(62,540)	6,908	69,448	487,228	(66,269)	4,546	70,815

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2010				As of March 31, 2010
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,521,117	2,178,243	1,046,821	163,037	1,707,507	2,403,470	377,544	75,740
Government bonds	1,406,513	1,796,604	1,018,866	150,975	1,599,606	2,037,705	368,921	64,043
Municipal bonds	18,621	14,607	517	50	19,659	23,323	403	49
Corporate bonds	95,982	367,031	27,437	12,012	88,241	342,442	8,220	11,648
Other	419,864	2,768,134	993,975	239,193	516,659	2,342,441	658,919	134,391
Foreign bonds	388,739	2,690,802	882,683	217,514	499,129	2,226,603	579,952	111,499
Other	31,125	77,332	111,292	21,679	17,530	115,838	78,967	22,891
Total	1,940,982	4,946,378	2,040,797	402,231	2,224,167	4,745,912	1,036,464	210,131

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2010 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2009 (B)
ROE*	8.51	4.73	3.77

Note:
* ROE is computed as follows:

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

		(in billions of yen)
		As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1)	Risk-adjusted capital ratio	15.24%	0.37%	14.87%
	Tier 1 ratio	11.57%	0.93%	10.63%
(2)	Tier 1 capital	10,194.1	184.5	10,009.6
(3)	Qualified Tier 2 capital	3,990.7	(458.8)	4,449.6
(4)	Deductions from total qualifying capital	763.2	295.7	467.5
(5)	Net qualifying capital (2)+(3)-(4)	13,421.6	(570.0)	13,991.7
(6)	Risk-adjusted assets	88,054.3	(6,026.9)	94,081.3
(7)	Required Capital	7,044.3	(482.1)	7,526.5

BTMU Consolidated

		(in billions of yen)
		As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1)	Risk-adjusted capital ratio	15.77%	0.22%	15.54%
	Tier 1 ratio	11.38%	0.54%	10.84%
(2)	Tier 1 capital	8,243.5	(105.9)	8,349.4
(3)	Qualified Tier 2 capital	3,446.3	(454.9)	3,901.3
(4)	Deductions from total qualifying capital	271.9	(13.7)	285.7
(5)	Net qualifying capital (2)+(3)-(4)	11,417.9	(547.1)	11,965.0
(6)	Risk-adjusted assets	72,393.5	(4,583.0)	76,976.5
(7)	Required Capital	5,791.4	(366.6)	6,158.1

MUTB Consolidated

		(in billions of yen)
		As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1)	Risk-adjusted capital ratio	17.28%	1.26%	16.02%
	Tier 1 ratio	13.77%	1.30%	12.47%
(2)	Tier 1 capital	1,379.6	27.6	1,352.0
(3)	Qualified Tier 2 capital	432.0	(46.7)	478.8
(4)	Deductions from total qualifying capital	80.4	(13.2)	93.6
(5)	Net qualifying capital (2)+(3)-(4)	1,731.3	(5.9)	1,737.2
(6)	Risk-adjusted assets	10,017.0	(824.8)	10,841.9
(7)	Required Capital	801.3	(65.9)	867.3

BTMU Non-consolidated

		(in billions of yen)
		As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1)	Risk-adjusted capital ratio	16.63%	0.29%	16.34%
	Tier 1 ratio	12.13%	0.54%	11.59%
(2)	Tier 1 capital	8,108.5	(167.6)	8,276.1
(3)	Net qualifying capital	11,115.2	(551.7)	11,667.0
(4)	Risk-adjusted assets	66,814.7	(4,577.7)	71,392.4
(5)	Required Capital	5,345.1	(366.2)	5,711.3

MUTB Non-consolidated

		(in billions of yen)
		As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1)	Risk-adjusted capital ratio	17.40%	1.29%	16.10%
	Tier 1 ratio	13.41%	1.31%	12.09%
(2)	Tier 1 capital	1,336.9	31.4	1,305.5
(3)	Net qualifying capital	1,734.3	(3.6)	1,738.0
(4)	Risk-adjusted assets	9,967.0	(824.8)	10,791.9
(5)	Required Capital	797.3	(65.9)	863.3

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk-adjusted assets.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2010 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted

Loans to bankrupt borrowers	64,024	0.08%	113,104	0.13%	(49,079)	(0.05)%
Non-accrual delinquent loans	1,200,157	1.51%	1,212,609	1.42%	(12,451)	0.08%
Accruing loans contractually past due 3 months or more	48,410	0.06%	29,175	0.03%	19,235	0.02%
Restructured loans	501,308	0.63%	411,137	0.48%	90,170	0.14%

Total risk monitored loans	1,813,900	2.28%	1,766,026	2.08%	47,873	0.20%

Total loans and bills discounted	79,254,492		84,880,603		(5,626,110)

Written-off	983,081		981,866		1,215

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2010 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans

Allowance for credit losses	1,228,802	67.74%	1,337,922	75.75%	(109,119)	(8.01)%
General allowance for credit losses	763,299		830,023		(66,723)
Specific allowance for credit losses	464,747		507,086		(42,339)
Allowance for credit to specific foreign borrowers	755		812		(56)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,537,132	1,467,926	69,205
Overseas	276,767	298,099	(21,331)
Asia	11,066	14,466	(3,399)
Indonesia	2,309	3,526	(1,217)
Thailand	5,341	5,772	(430)
Hong Kong	699	618	80
Other	2,715	4,548	(1,832)
United States of America	136,452	147,316	(10,863)
Other	129,248	136,316	(7,068)

Total	1,813,900	1,766,026	47,873

Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,537,132	1,467,926	69,205
Manufacturing	194,519	180,462	14,057
Construction	54,483	48,642	5,841
Wholesale and retail	181,227	151,744	29,482
Finance and insurance	3,731	4,448	(717)
Real estate, goods rental and leasing	221,451	254,630	(33,178)
Services	104,654	103,783	871
Other industries	149,393	186,158	(36,764)
Consumer	627,669	538,057	89,612
Overseas	276,767	298,099	(21,331)
Financial institutions	30,015	21,998	8,016
Commercial and industrial	153,382	171,587	(18,205)
Other	93,369	104,512	(11,142)

Total	1,813,900	1,766,026	47,873

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2010 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	51,490	0.08%	89,791	0.12%	(38,301)	(0.04)%
Non-accrual delinquent loans	848,803	1.33%	836,861	1.21%	11,942	0.12%
Accruing loans contractually past due 3 months or more	43,338	0.06%	24,730	0.03%	18,607	0.03%
Restructured loans	357,065	0.56%	265,398	0.38%	91,666	0.17%

Total risk monitored loans	1,300,697	2.04%	1,216,781	1.76%	83,915	0.28%

Total loans and bills discounted	63,649,511		69,106,624		(5,457,113)

Written-off	755,407		749,744		5,663

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2010 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	658,146	50.59%	722,486	59.37%	(64,340)	(8.77)%
General allowance for credit losses	377,359		410,690		(33,330)
Specific allowance for credit losses	280,030		310,984		(30,953)
Allowance for credit to specific foreign borrowers	755		812		(56)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,157,252	1,048,842	108,410
Overseas	143,444	167,939	(24,494)
Asia	4,519	7,009	(2,489)
Indonesia	1,632	2,732	(1,099)
Thailand	1,112	1,159	(47)
Hong Kong	699	618	80
Other	1,075	2,498	(1,422)
United States of America	10,615	24,816	(14,201)
Other	128,309	136,114	(7,804)

Total	1,300,697	1,216,781	83,915

Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,157,252	1,048,842	108,410
Manufacturing	188,708	167,588	21,120
Construction	52,604	46,246	6,357
Wholesale and retail	177,852	148,347	29,504
Finance and insurance	1,817	2,319	(502)
Real estate	170,366	192,827	(22,460)
Goods rental and leasing	24,755	28,915	(4,159)
Services	101,445	100,133	1,311
Other industries	125,217	160,673	(35,455)
Consumer	314,484	201,790	112,693
Overseas	143,444	167,939	(24,494)
Financial institutions	28,679	20,951	7,728
Commercial and industrial	52,962	78,415	(25,453)
Other	61,802	68,572	(6,769)

Total	1,300,697	1,216,781	83,915

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2010 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	1,860	0.01%	8,352	0.08%	(6,491)	(0.06)%
Non-accrual delinquent loans	60,962	0.58%	64,798	0.63%	(3,835)	(0.04)%
Accruing loans contractually past due 3 months or more	376	0.00%	486	0.00%	(110)	(0.00)%
Restructured loans	11,321	0.10%	18,203	0.17%	(6,881)	(0.06)%

Total risk monitored loans	74,521	0.71%	91,841	0.89%	(17,319)	(0.17)%

Total loans and bills discounted	10,359,104		10,257,717		101,387

Written-off	22,575		30,690		(8,114)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2010 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	62,819	84.29%	66,448	72.35%	(3,628)	11.94%
General allowance for credit losses	33,482		36,277		(2,795)
Specific allowance for credit losses	29,337		30,170		(833)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	74,491	91,796	(17,305)
Overseas	30	44	(14)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	16	30	(14)
Other	13	13	(0)

Total	74,521	91,841	(17,319)

Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	74,491	91,796	(17,305)
Manufacturing	5,771	12,835	(7,064)
Construction	1,815	2,269	(454)
Wholesale and retail	3,049	3,096	(47)
Finance and insurance	1,876	2,094	(217)
Real estate	21,250	27,606	(6,355)
Goods rental and leasing	140	180	(40)
Services	2,384	2,839	(455)
Other industries	24,152	25,447	(1,294)
Consumer	14,049	15,425	(1,375)
Overseas	30	44	(14)
Financial institutions	—	—	—
Commercial and industrial	16	44	(27)
Other	13	—	13

Total	74,521	91,841	(17,319)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust Accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2010 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted

Loans to bankrupt borrowers	110	0.09%	109	0.08%	0	0.00%
Non-accrual delinquent loans	25	0.02%	15	0.01%	10	0.00%
Accruing loans contractually past due 3 months or more	72	0.06%	77	0.06%	(5)	(0.00)%
Restructured loans	723	0.60%	803	0.64%	(80)	(0.03)%

Total risk monitored loans	931	0.78%	1,006	0.80%	(74)	(0.02)%

Total loans and bills discounted	119,171		125,147		(5,976)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	—	349	(349)
Allowance for bad debts	361	378	(17)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	931	1,006	(74)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	334	371	(36)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	597	635	(37)

Total	931	1,006	(74)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	142,446	194,230	(51,784)
Doubtful	860,743	845,033	15,709
Special Attention	412,794	309,529	103,265

Non Performing Loans (1)	1,415,983	1,348,793	67,190

Normal	81,999,237	88,269,795	(6,270,557)

Total	83,415,221	89,618,588	(6,203,366)

Non Performing Loans / Total	1.69%	1.50%	0.19%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,103,663	1,059,280	44,382
Allowance for credit losses	386,800	413,408	(26,607)
Collateral, guarantees, etc.	716,863	645,872	70,990

Coverage ratio (2) / (1)	77.94%	78.53%	(0.59)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	142,446		2,684		139,761			100.00%
	[194,230	]	[3,006	]	[191,224	]		[100.00	%]
Doubtful	860,743		298,052		351,470			75.46%
	[845,033	]	[326,960	]	[334,581	]		[78.28	%]
Special Attention	412,794		86,064		225,631			75.50%
	[309,529	]	[83,441	]	[120,066	]		[65.74	%]
Total	1,415,983		386,800		716,863			77.94%
	[1,348,793	]	[413,408	]	[645,872	]		[78.53	%]

Note:	The upper figures are as of September 30, 2010. The lower figures with bracket are as of March 31, 2010.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,270,407	1,178,347	92,059
Manufacturing	203,045	189,120	13,925
Construction	55,632	49,792	5,839
Wholesale and retail	192,917	161,907	31,010
Finance and insurance	5,865	5,595	269
Real estate	196,824	225,788	(28,963)
Goods rental and leasing	24,895	29,383	(4,487)
Services	109,097	107,790	1,306
Other industries	152,358	190,223	(37,864)
Consumer	329,770	218,746	111,023
Overseas	145,576	170,445	(24,868)
Financial institutions	28,681	21,153	7,528
Commercial and industrial	54,243	79,983	(25,740)
Other	62,651	69,308	(6,657)

Total	1,415,983	1,348,793	67,190

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	137,861	183,009	(45,147)
Doubtful	802,181	782,806	19,374
Special Attention	400,403	290,129	110,274

Non Performing Loans (1)	1,340,446	1,255,945	84,501

Normal	71,410,159	77,776,487	(6,366,328)

Total	72,750,606	79,032,433	(6,281,827)

Non Performing Loans / Total	1.84%	1.58%	0.25%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,037,402	982,459	54,943
Allowance for credit losses	354,663	379,456	(24,793)
Collateral, guarantees, etc.	682,739	603,003	79,736

Coverage ratio (2) / (1)	77.39%	78.22%	(0.83)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	137,861		2,668		135,193		100.00%		100.00%
	[183,009	]	[2,515	]	[180,494	]	[100.00	%]	[100.00	%]
Doubtful	802,181		269,408		329,934		57.04%		74.71%
	[782,806	]	[297,982	]	[307,113	]	[62.64	%]	[77.29	%]
Special Attention	400,403		82,586		217,611		45.18%		74.97%
	[290,129	]	[78,959	]	[115,394	]	[45.18	%]	[66.98	%]
Total	1,340,446		354,663		682,739		53.92%		77.39%
	[1,255,945	]	[379,456	]	[603,003	]	[58.11	%]	[78.22	%]

Note:	The upper figures are as of September 30, 2010. The lower figures with bracket are as of March 31, 2010.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,194,902	1,085,544	109,357
Manufacturing	197,274	176,284	20,990
Construction	53,787	47,523	6,264
Wholesale and retail	189,867	158,810	31,057
Finance and insurance	3,988	3,501	487
Real estate	175,237	197,810	(22,572)
Goods rental and leasing	24,755	29,202	(4,447)
Services	106,698	104,950	1,748
Other industries	128,205	164,775	(36,569)
Consumer	315,086	202,686	112,399
Overseas	145,544	170,401	(24,856)
Financial institutions	28,679	21,153	7,526
Commercial and industrial	54,227	79,939	(25,712)
Other	62,637	69,308	(6,670)

Total	1,340,446	1,255,945	84,501

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	4,412	11,060	(6,648)
Doubtful	58,494	62,089	(3,594)
Special Attention	11,698	18,690	(6,992)

Non Performing Loans (1)	74,605	91,841	(17,235)

Normal	10,470,839	10,369,166	101,672

Total	10,545,444	10,461,007	84,436

Non Performing Loans / Total	0.70%	0.87%	(0.17)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	65,471	75,967	(10,496)
Allowance for credit losses	32,137	33,951	(1,814)
Collateral, guarantees, etc.	33,334	42,015	(8,681)

Coverage ratio (2) / (1)	87.75%	82.71%	5.04%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	4,412		15		4,396		100.00%		100.00%
	[11,060	]	[491	]	[10,569	]	[100.00	%]	[100.00	%]
Doubtful	58,494		28,643		21,468		77.35%		85.66%
	[62,089	]	[28,977	]	[27,330	]	[83.36	%]	[90.68	%]
Special Attention	11,698		3,477		7,469		82.24%		93.58%
	[18,690	]	[4,482	]	[4,115	]	[30.75	%]	[46.00	%]
Total	74,605		32,137		33,334		77.86%		87.75%
	[91,841	]	[33,951	]	[42,015	]	[68.14	%]	[82.71	%]

Note:	The upper figures are as of September 30, 2010. The lower figures with bracket are as of March 31, 2010.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	74,573	91,796	(17,223)
Manufacturing	5,771	12,835	(7,064)
Construction	1,845	2,269	(424)
Wholesale and retail	3,049	3,096	(47)
Finance and insurance	1,876	2,094	(217)
Real estate	21,251	27,606	(6,354)
Goods rental and leasing	140	180	(40)
Services	2,398	2,839	(441)
Other industries	24,152	25,447	(1,294)
Consumer	14,086	15,425	(1,338)
Overseas	32	44	(12)
Financial institutions	2	—	2
Commercial and industrial	16	44	(27)
Other	13	—	13

Total	74,605	91,841	(17,235)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	171	159	11
Doubtful	67	137	(70)
Special Attention	692	709	(16)

Non Performing Loans (1)	931	1,006	(74)

Normal	118,239	124,140	(5,901)

Total	119,171	125,147	(5,976)

Non Performing Loans / Total	0.78%	0.80%	(0.02)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	789	853	(64)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	789	853	(64)

Coverage ratio (2) / (1)	84.73%	84.82%	(0.09)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	171		—		171			100.00%
	[159	]	[—	]	[159	]		[100.00	%]
Doubtful	67		—		67			100.00%
	[137	]	[—	]	[137	]		[100.00	%]
Special Attention	692		—		550			79.47%
	[709	]	[—	]	[556	]		[78.47	%]
Total	931		—		789			84.73%
	[1,006	]	[—	]	[853	]		[84.82	%]

Note:	The upper figures are as of September 30, 2010. The lower figures with bracket are as of March 31, 2010.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2010 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	931	1,006	(74)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	334	371	(36)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	597	635	(37)

Total	931	1,006	(74)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[139.5]		[1.5]	[1.0] (*1)	100.00%	Bankrupt or De facto Bankrupt [142.2]	Loans to bankrupt borrowers [53.3]

Substantially Bankrupt Borrowers							Non-accrual delinquent loans [909.7]

Potentially Bankrupt Borrowers	[358.5]		[502.1]		58.52%	‚Doubtful [860.6]

Borrowers Requirig Caution (Special Attention Borrowers)	[412.1]				46.01%	ƒSpecial Attention [412.1]	Accruing loans contractually past due 3 months or more [43.7]
							Restructured loans [368.3]

Borrowers Requirig Caution (Other Borrowers)						„Normal [81,880.9]

Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						(+‚+ƒ)

						1,415.0	1,375.2

						Total
						(+‚+ƒ+„)

						83,296.0

*1	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU and MUSP Combined

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010 (a)	As of September 30, 2010 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	94.8	108.8	136.1	221.8	208.2	183.0	137.9	(45.1)
Doubtful	652.0	514.5	690.9	618.2	676.2	786.6	805.9	19.2

Total	746.8	623.4	827.1	840.0	884.4	969.7	943.8	(25.8)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2007

Bankrupt or De facto Bankrupt	94.8	80.0	67.3	67.4	51.1	44.7	29.3	(15.3)
Doubtful	652.0	328.2	239.2	178.2	141.5	122.1	110.5	(11.6)

Total	746.8	408.3	306.5	245.6	192.7	166.9	139.8	(27.0)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt		28.7	24.6	18.2	13.4	11.2	4.9	(6.3)
Doubtful		186.3	80.3	47.9	32.3	22.7	24.4	1.7

Total		215.1	104.9	66.2	45.8	34.0	29.4	(4.6)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt			44.2	71.0	53.6	44.4	24.8	(19.6)
Doubtful			371.3	140.5	87.7	61.0	57.2	(3.8)

Total			415.5	211.6	141.3	105.5	82.0	(23.4)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt				65.0	53.6	33.7	20.2	(13.4)
Doubtful				251.4	96.3	64.7	42.7	(22.0)

Total				316.5	150.0	98.4	63.0	(35.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt					36.2	26.2	17.5	(8.7)
Doubtful					318.2	247.4	162.8	(84.6)

Total					354.5	273.7	180.3	(93.3)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt						22.5	15.5	(7.0)
Doubtful						268.4	211.3	(57.0)

Total						290.9	226.9	(64.0)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010

Bankrupt or De facto Bankrupt							25.4
Doubtful							196.7

Total							222.1

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2010

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009
Liquidation	0.1	1.3	1.1	1.9	0.7	4.4	9.7
Re-constructive treatment	1.0	0.2	2.8	6.4	1.8	6.6	19.1
Upgrade due to re-constructive treatment	—	—	—	—	—	2.2	2.2
Loan sales to secondary market	0.2	0.1	0.1	0.0	—	0.7	1.2
Write-offs	0.8	2.4	3.9	3.7	10.1	3.5	24.6
Other	24.7	0.5	15.2	23.2	80.6	46.3	190.8
Collection / Repayment	13.1	0.1	12.2	11.0	65.7	36.0	138.3
Upgraded	11.5	0.4	3.0	12.2	14.8	10.3	52.5

Total	27.0	4.6	23.4	35.4	93.3	64.0	248.0

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2010

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010
Legal liquidation	3.7	1.8	17.1	9.3	6.4	6.7	7.7	53.0
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	21.9	2.9	6.3	9.6	9.5	8.7	14.3	73.6
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	25.7	4.7	23.5	18.9	15.9	15.5	22.1	126.6

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010 (a)	As of September 30, 2010 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	11.9	9.0	13.2	19.3	13.1	11.2	4.5	(6.6)
Doubtful	71.1	45.7	34.1	41.8	65.1	62.2	58.5	(3.6)

Total	83.0	54.7	47.3	61.1	78.3	73.4	63.1	(10.3)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2007

Bankrupt or De facto Bankrupt	11.9	8.7	7.5	6.5	3.0	1.8	1.6	(0.1)
Doubtful	71.1	39.6	18.0	13.2	12.0	10.9	9.2	(1.6)

Total	83.0	48.4	25.6	19.8	15.1	12.7	10.9	(1.8)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt		0.2	0.4	0.2	0.2	0.2	0.2	(0.0)
Doubtful		6.0	4.4	4.2	3.2	3.0	2.9	(0.0)

Total		6.3	4.9	4.5	3.4	3.2	3.1	(0.0)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt			5.2	9.7	7.4	7.1	1.3	(5.8)
Doubtful			11.5	4.5	4.2	4.0	3.8	(0.2)

Total			16.7	14.2	11.6	11.2	5.1	(6.0)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt				2.7	1.5	0.8	0.2	(0.5)
Doubtful				19.7	13.7	5.7	5.1	(0.6)

Total				22.5	15.2	6.6	5.4	(1.1)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt					0.9	0.8	0.2	(0.6)
Doubtful					31.8	26.8	25.3	(1.5)

Total					32.7	27.6	25.5	(2.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt						0.3	0.6	0.3
Doubtful						11.6	9.0	(2.5)

Total						11.9	9.7	(2.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010

Bankrupt or De facto Bankrupt							0.2
Doubtful							3.0

Total							3.2

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2010

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	—	—	—	—
Write-offs	0.1	—	0.4	—	0.0	0.0	0.6
Other	1.6	0.0	5.5	1.1	2.1	2.1	12.8
Collection / Repayment	1.1	0.0	1.9	1.0	1.4	1.8	7.5
Upgraded	0.5	0.0	3.6	0.0	0.6	0.3	5.2

Total	1.8	0.0	6.0	1.1	2.1	2.2	13.5

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2010

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010
Legal liquidation	0.3	0.0	1.1	0.0	0.0	0.1	0.1	1.9
Quasi-legal liquidation	1.1	—	0.3	—	—	—	—	1.4
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.2	0.1	0.1	0.2	0.1	0.5	0.0	2.5
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	2.7	0.2	1.6	0.2	0.2	0.6	0.2	6.0

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized

Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	63,525,310	(4,326,491)	67,851,801

Manufacturing	9,263,645	(436,172)	9,699,817
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	124,523	(14,361)	138,884
Construction	1,115,939	(100,228)	1,216,167
Utilities	676,212	2,875	673,337
Communication and information services	1,028,175	(91,102)	1,119,277
Transport and postal activities	2,775,445	(110,692)	2,886,137
Wholesale and retail	6,453,784	(226,926)	6,680,710
Finance and insurance	7,511,028	(537,680)	8,048,708
Real estate	9,473,477	(223,506)	9,696,983
Goods rental and leasing	1,788,872	(156,829)	1,945,701
Services	3,169,688	(208,429)	3,378,117
Municipal government	949,127	(19,912)	969,039
Other industries	19,195,382	(2,203,531)	21,398,913

Overseas offices and loans booked at offshore markets	10,625,964	(1,041,912)	11,667,876

Total	74,151,274	(5,368,403)	79,519,677

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	18,185,536	(78,183)	18,263,719
Housing loans	17,417,285	(50,109)	17,467,394
Residential purpose	13,952,057	2,495	13,949,562
Other	768,251	(28,073)	796,324

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)

Outstanding amount	40,221,292	(1,052,920)	41,274,212
% to total domestic loans	63.31%	2.48%	60.82%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	53,465,529	(4,352,193)	57,817,722

Manufacturing	7,235,130	(345,861)	7,580,991
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	118,644	(14,296)	132,940
Construction	981,866	(73,337)	1,055,203
Utilities	422,883	(4,850)	427,733
Communication and information services	785,996	(53,374)	839,370
Transport and postal activities	2,048,690	(92,639)	2,141,329
Wholesale and retail	5,696,304	(223,855)	5,920,159
Finance and insurance	5,809,762	(583,326)	6,393,088
Real estate	7,606,875	(184,185)	7,791,060
Goods rental and leasing	1,135,190	(116,763)	1,251,953
Services	2,697,272	(335,988)	3,033,260
Municipal government	905,252	(17,696)	922,948
Other industries	18,021,665	(2,306,023)	20,327,688

Overseas offices and loans booked at offshore markets	10,183,981	(1,104,920)	11,288,902

Total	63,649,511	(5,457,113)	69,106,624

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	17,073,139	(83,790)	17,156,929
Housing loans	16,320,268	(56,814)	16,377,083
Residential purpose	13,171,237	(15,603)	13,186,841
Other	752,870	(26,975)	779,846

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	35,627,931	(1,081,577)	36,709,508
% to total domestic loans	66.63%	3.14%	63.49%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	9,917,121	38,378	9,878,743

Manufacturing	2,028,515	(90,114)	2,118,629
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	5,879	(65)	5,944
Construction	134,073	(26,891)	160,964
Utilities	253,170	7,795	245,375
Communication and information services	242,179	(37,728)	279,907
Transport and postal activities	723,684	(17,501)	741,185
Wholesale and retail	757,480	(3,071)	760,551
Finance and insurance	1,701,266	45,646	1,655,620
Real estate	1,842,074	(37,470)	1,879,544
Goods rental and leasing	653,582	(40,066)	693,648
Services	470,665	127,686	342,979
Municipal government	24,844	(632)	25,476
Other industries	1,079,701	110,789	968,912

Overseas offices and loans booked at offshore markets	441,982	63,008	378,974

Total	10,359,104	101,387	10,257,717

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	1,040,363	7,774	1,032,589
Housing loans	1,025,488	8,799	1,016,688
Residential purpose	712,097	19,922	692,174
Other	14,875	(1,025)	15,901

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	4,473,109	39,042	4,434,067
% to total domestic loans	45.10%	0.21%	44.88%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	142,658	(12,676)	155,335

Manufacturing	—	(197)	197
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	159	(70)	229
Communication and information services	—	—	—
Transport and postal activities	3,071	(552)	3,623
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	24,528	(1,851)	26,379
Goods rental and leasing	100	—	100
Services	1,751	(127)	1,878
Municipal government	19,031	(1,584)	20,615
Other industries	94,016	(8,297)	102,313

Overseas offices and loans booked at offshore markets	—	—	—

Total	142,658	(12,676)	155,335

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	72,033	(2,167)	74,200
Housing loans	71,528	(2,095)	73,623
Residential purpose	68,722	(1,823)	70,546
Other	504	(72)	577

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	120,252	(10,385)	130,637
% to total domestic loans	84.29%	0.19%	84.10%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)

Asia	3,379,258	(855)	3,380,114
Thailand	436,145	(69,033)	505,179
Indonesia	296,228	8,171	288,057
Malaysia	193,270	(48,165)	241,436
Philippines	63,663	(4,006)	67,670
South Korea	247,238	(28,969)	276,207
Singapore	565,113	(43,225)	608,339
Hong Kong	865,393	103,512	761,880
China	41,643	4,228	37,415
Taiwan	132,300	10,667	121,632
Others	538,259	65,964	472,295

Latin America	1,282,671	(144,152)	1,426,823
Argentina	1,340	340	1,000
Brazil	109,278	(33,951)	143,229
Mexico	76,542	(27,861)	104,404
Caribbean countries	987,517	(80,354)	1,067,872
Others	107,991	(2,325)	110,317

North America	2,601,232	(520,267)	3,121,500
United States of America	2,432,455	(563,554)	2,996,010
Canada	168,776	43,286	125,490

Western Europe	2,647,482	(263,582)	2,911,064
United Kingdom	733,999	(47,727)	781,727
Germany	375,215	(42,427)	417,642
France	302,003	(12,837)	314,840
Netherlands	266,694	(2,695)	269,389
Spain	261,544	4,861	256,682
Italy	176,871	2,874	173,997
Others	531,152	(165,630)	696,783

Eastern Europe	222,315	(62,184)	284,500

Others	1,591,237	(77,438)	1,668,675

Total	11,724,198	(1,068,480)	12,792,678

Note:	In addition to the (non-consolidated basis) loan balance stated above, two major overseas subsidiaries have the following loan balance as of the consolidated financial statements date.
The Bank of Tokyo-Mitsubishi UFJ (China), Ltd.:¥744,934 million (a 72,908 million yen increase as compared with March 31, 2010.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.:¥472,185 million (a 65,968 million yen decrease as compared with March 31, 2010.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	115,537,445	(950,829)	116,488,275
Deposits (average balance)	114,061,012	1,709,265	112,351,747
Loans (ending balance)	74,008,615	(5,355,726)	79,364,342
Loans (average balance)	76,093,900	(4,845,554)	80,939,454

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	103,260,413	(715,808)	103,976,222
Deposits (average balance)	101,719,020	2,343,020	99,376,000
Loans (ending balance)	63,649,511	(5,457,113)	69,106,624
Loans (average balance)	66,090,585	(4,645,222)	70,735,808

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	12,277,031	(235,021)	12,512,053
Deposits (average balance)	12,341,991	(633,755)	12,975,747
Loans (ending balance)	10,359,104	101,387	10,257,717
Loans (average balance)	10,003,314	(200,331)	10,203,646

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	63,290,793	245,413	63,045,379
Corporations and others	42,844,782	(1,707,703)	44,552,486
Domestic deposits	106,135,576	(1,462,290)	107,597,866

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	54,632,895	275,484	54,357,411
Corporations and others	39,878,506	(1,441,038)	41,319,545
Domestic deposits	94,511,401	(1,165,554)	95,676,956

Note:   Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	8,657,898	(30,070)	8,687,968
Corporations and others	2,966,275	(266,664)	3,232,940
Domestic deposits	11,624,174	(296,735)	11,920,909

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deferred tax assets	917.5	(107.0)	1,024.5
Net operating losses carried forwards	124.0	(143.1)	267.2
Allowance for credit losses	431.4	(15.3)	446.8
Write-down on investment securities	318.5	24.7	293.7
Unrealized losses on other securities	124.6	31.3	93.2
Reserve for retirement benefits	89.5	3.7	85.8
Other	458.0	(0.8)	458.8
Valuation allowance	(628.7)	(7.5)	(621.1)
Deferred tax liabilities	531.5	14.2	517.3
Unrealized gains on other securities	313.6	37.8	275.7
Net deferred gains on hedges	77.2	0.5	76.6
Revaluation gains on securities upon merger	44.9	(23.6)	68.6
Gains on securities contributed to employee retirement benefits trust	65.9	(0.0)	65.9
Other	29.7	(0.5)	30.2
Net deferred tax assets	385.9	(121.3)	507.2

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2005	FY2006	FY2007	FY2008	FY2009	Interim FY2010
Net business profits before credit costs	1,087.7	899.7	828.2	710.8	863.1	544.5
Credit costs	(485.9)	38.7	107.2	424.0	378.6	(61.7)
Income before income taxes	1,612.7	958.0	687.0	(195.1)	460.1	394.9
Reconciliation to taxable income	(1,403.1)	(401.6)	(123.1)	789.1	(3.7)	(42.4)
Taxable income	209.5	556.3	563.9	593.9	456.3	352.4

The amounts presented for FY2005 include amounts of BTMU and former UFJ Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2010, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2010 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2010 to 1st half of FY2015 )
Net business profits (*1)	4,050.3
Income before income taxes	2,015.8
Taxable income before adjustments (*2)	3,118.7
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	2,051.2
Deferred tax assets as of September 30, 2010	917.5

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deferred tax assets	68.5	(17.9)	86.5
Write-down on investment securities	57.6	(29.6)	87.3
Net operating losses carried forwards	32.4	8.0	24.3
Allowance for credit losses	24.2	(1.6)	25.9
Unrealized losses on other securities	20.0	7.2	12.8
Other	62.4	7.4	55.0
Valuation allowance	(128.4)	(9.4)	(118.9)
Deferred tax liabilities	95.4	4.6	90.7
Unrealized gains on other securities	68.1	7.2	60.9
Reserve for retirement benefits	16.3	(0.3)	16.7
Other	10.8	(2.2)	13.1
Net deferred tax assets	(26.8)	(22.5)	(4.2)

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2005	FY2006	FY2007	FY2008	FY2009	Interim FY2010
Net business profits before credit costs	252.6	274.3	187.2	131.5	110.2	76.2
Credit costs	(45.8)	1.7	(21.0)	(33.9)	25.7	(3.7)
Income before income taxes	306.9	284.0	197.3	88.1	52.0	65.2
Reconciliation to taxable income	(212.0)	(142.9)	(26.3)	(16.0)	23.3	(87.7)
Taxable income	94.8	141.1	170.9	72.0	75.3	(22.5)

The amounts presented for FY2005 include amounts of MUTB and former UFJ Trust Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “4” described above since we have material net operating losses carried forwards as of September 30, 2010. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2010 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2010 to 1st half of FY2015)
Net business profits (*1)	528.9
Income before income taxes	336.8
Taxable income before adjustments (*2)	373.3
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	129.7
Deferred tax assets as of September 30, 2010	68.5

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of September 30, 2010 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of September 2010 decreased to ¥1.46 trillion in total, a decrease of ¥0.28 trillion compared with the balance as of the end of March 2010, mainly due to sales of securitized products, which have risks of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥76 billion, improved by ¥49 billion compared to the end of March 2010.

•	The effect on the P/L for the first half ended September 30, 2010 was a gain of ¥1.6 billion as a result of market recovery.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2010	Net unrealized gains (losses)	Change from end of March 2010	Balance	Net unrealized gains (losses)
1	RMBS	76	(4)	8	5	0	0
2	Sub-prime RMBS	17	(5)	7	1	0	0
3	CMBS	20	(2)	(2)	0	0	0
4	CLOs	1,263	(261)	(79)	41	1,056	(76)
5	Other securitized products (card, etc.)	94	(11)	(3)	2	24	(1)
6	CDOs	5	(3)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,459	(281)	(76)	49	1,080	(76)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 26% of our investments in securitized products, a decrease of 7% compared with the end of March 2010, mainly due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 78% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	24	8	12	3	29	0	76
10	Sub-prime RMBS	8	1	0	1	7	0	17
11	CMBS	9	2	3	6	1	0	20
12	CLOs	311	720	86	68	78	0	1,263
13	Other securitized products (card, etc.)	30	27	5	12	8	13	94
14	CDOs	2	2	0	0	1	0	5
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	376	759	105	90	117	13	1,459

17	Percentage of total	26%	52%	7%	6%	8%	1%	100%

18	Percentage of total (End of March 2010)	33%	46%	7%	7%	7%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2010.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2010
1	LBO Loan[3] (Balance on a commitment basis)	37	99	21	238	395	(87)
2	Balance on a booking basis	20	88	20	218	346	(73)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2010 was ¥3.36 trillion (¥0.80 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	: Asset-backed securities collateralized by residential mortgages
CMBS	: Asset-backed securities collateralized by commercial mortgages
CLOs	: Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	: Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	: Collateralized debt obligations backed by asset backed securities
LBO Loans	: Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	: Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Cash and due from banks	5,451,438	5,533,893
Call loans	113,256	204,167
Receivables under resale agreements	512,778	381,253
Receivables under securities borrowing transactions	1,626,265	4,827,881
Monetary claims bought	2,071,656	2,295,765
Trading assets	7,797,875	7,556,066
Money held in trust	51,604	42,573
Securities	57,300,150	52,068,380
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	63,649,511	69,106,624
Foreign exchanges	1,101,217	1,042,933
Other assets	4,919,230	3,783,574
Tangible fixed assets	880,870	886,516
Intangible fixed assets	307,415	306,339
Deferred tax assets	385,932	507,267
Customers’ liabilities for acceptances and guarantees	5,428,538	6,160,690
Allowance for credit losses	(658,146)	(722,486)

Total assets	150,882,968	153,924,815

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Liabilities:
Deposits	103,260,413	103,976,222
Negotiable certificates of deposit	9,094,980	9,604,478
Call money	1,149,864	1,075,399
Payables under repurchase agreements	5,559,767	4,713,556
Payables under securities lending transactions	526,493	2,670,935
Trading liabilities	5,879,785	4,877,129
Borrowed money	4,932,709	5,159,050
Foreign exchanges	741,789	743,188
Bonds payable	3,947,868	4,136,930
Other liabilities	2,756,562	2,990,850
Reserve for bonuses	16,821	17,003
Reserve for bonuses to directors	46	140
Reserve for retirement benefits	12,269	12,413
Reserve for loyalty award credits	1,102	739
Reserve for contingent losses	38,399	44,001
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	181,393	182,300
Acceptances and guarantees	5,428,538	6,160,690

Total liabilities	143,528,838	146,365,062

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,517,916	1,379,041
Revenue reserve	190,044	190,044
Other retained earnings	1,327,872	1,188,997
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	607,243	468,368
Treasury stock	(250,000)	—

Total shareholders’ equity	6,858,150	6,969,275

Net unrealized gains (losses) on other securities	164,453	260,775
Net deferred gains (losses) on hedging instruments	113,102	112,231
Land revaluation excess	218,424	217,470

Total valuation and translation adjustments	495,980	590,477

Total net assets	7,354,130	7,559,752

Total liabilities and net assets	150,882,968	153,924,815

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Ordinary income	1,486,004	1,389,980
Interest income	934,239	811,698
Interest on loans and bills discounted	607,883	507,579
Interest and dividends on securities	193,686	204,605
Fees and commissions	264,884	249,619
Trading income	77,489	66,318
Other business income	153,984	207,591
Other ordinary income	55,406	54,753
Ordinary expenses	1,360,971	995,579
Interest expenses	269,257	191,838
Interest on deposits	107,789	70,605
Fees and commissions	66,982	68,630
Other business expenses	176,454	29,351
General and administrative expenses	544,979	523,206
Other ordinary expenses	303,297	182,552

Ordinary profits	125,032	394,401

Extraordinary gains	28,134	21,838
Extraordinary losses	15,842	21,269

Income before income taxes	137,324	394,971

Income taxes—current	20,252	16,031
Refund of income taxes	(6,328)	—
Income taxes—deferred	(7,364)	96,619

Total taxes	6,559	112,650

Net income	130,765	282,320

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Cash and due from banks	1,221,644	962,798
Call loans	70,733	74,300
Receivables under securities borrowing transactions	102,386	46,876
Monetary claims bought	32,255	36,480
Trading assets	337,432	271,961
Money held in trust	6,819	6,956
Securities	10,359,971	9,497,383
Loans and bills discounted	10,359,104	10,257,717
Foreign exchanges	9,103	5,785
Other assets	797,714	757,904
Tangible fixed assets	168,008	170,129
Intangible fixed assets	64,952	66,150
Customers’ liabilities for acceptances and guarantees	145,853	162,735
Allowance for credit losses	(62,819)	(66,448)

Total assets	23,613,159	22,250,732

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Liabilities:
Deposits	12,277,031	12,512,053
Negotiable certificates of deposit	2,558,706	1,811,209
Call money	108,188	285,182
Payables under repurchase agreements	3,251,824	2,518,874
Payables under securities lending transactions	459,303	196,854
Trading liabilities	68,456	62,704
Borrowed money	1,587,563	1,438,991
Foreign exchanges	411	478
Short-term bonds payable	5,200	20,400
Bonds payable	283,800	337,100
Due to trust accounts	1,171,216	1,278,762
Other liabilities	349,461	291,682
Reserve for bonuses	4,267	4,218
Reserve for bonuses to directors	28	89
Reserve for contingent losses	16,373	17,015
Deferred tax liabilities	26,874	4,284
Deferred tax liabilities for land revaluation	6,663	6,663
Acceptances and guarantees	145,853	162,735

Total liabilities	22,321,226	20,949,299

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	528,088	514,628
Revenue reserve	73,714	73,714
Other retained earnings	454,374	440,914
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	315,169	301,709

Total shareholders’ equity	1,264,682	1,251,222

Net unrealized gains (losses) on other securities	54,134	70,219
Net deferred gains (losses) on hedging instruments	(20,021)	(13,146)
Land revaluation excess	(6,861)	(6,862)

Total valuation and translation adjustments	27,250	50,210

Total net assets	1,291,933	1,301,432

Total liabilities and net assets	23,613,159	22,250,732

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2)	Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010
Ordinary income	262,674	264,829
Trust fees	40,158	38,352
Interest income	130,308	114,676
Interest on loans and bills discounted	68,875	57,307
Interest and dividends on securities	52,273	51,299
Fees and commissions	47,423	51,058
Trading income	8,082	8,221
Other business income	21,564	44,489
Other ordinary income	15,137	8,030
Ordinary expenses	227,357	201,986
Interest expenses	52,099	37,543
Interest on deposits	34,313	23,086
Fees and commissions	10,588	10,777
Other business expenses	33,894	38,557
General and administrative expenses	111,176	101,543
Other ordinary expenses	19,598	13,563

Ordinary profits	35,316	62,843

Extraordinary gains	1,909	4,544
Extraordinary losses	3,408	2,163

Income before income taxes	33,818	65,224

Income taxes—current	(298)	2,736
Income taxes—deferred	9,338	20,926

Total taxes	9,039	23,662

Net income	24,779	41,561

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Loans and bills discounted	142,658	155,335
Securities	49,156,129	48,250,717
Beneficiary rights to the trust	30,404,103	30,253,813
Securities held in custody accounts	1,273,193	1,191,472
Monetary claims	10,463,584	10,182,843
Tangible fixed assets	8,935,763	8,965,903
Intangible fixed assets	132,976	133,654
Other claims	2,171,632	1,881,213
Call loans	1,079,714	1,060,298
Due from banking account	1,488,398	1,559,372
Cash and due from banks	1,790,936	1,626,043

Total	107,039,089	105,260,668

Liabilities:
Money trusts	17,004,068	16,807,865
Pension trusts	11,953,646	12,167,441
Property formation benefit trusts	12,790	12,866
Loan trusts	—	42,604
Investment trusts	29,733,150	28,281,581
Money entrusted other than money trusts	2,043,417	2,121,717
Securities trusts	1,347,731	1,281,437
Monetary claim trusts	10,872,821	10,577,539
Equipment trusts	38,816	36,063
Land and fixtures trusts	93,518	93,449
Composite trusts	33,939,127	33,838,100

Total	107,039,089	105,260,668

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trusts” with contracts indemnifying the principal amounts (including trusts for which beneficiary interests are re-entrusted)

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Assets:
Loans and bills discounted	119,171	125,147
Securities	45,650	53,296
Other	882,382	913,305

Total	1,047,203	1,091,749

Liabilities:
Principal	1,042,090	1,086,286
Allowance for bad debts	361	378
Other	4,751	5,084

Total	1,047,203	1,091,749

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

	(in millions of yen)
	As of September 30, 2010	As of March 31, 2010
Total funds	43,806,244	43,354,040

Deposits	12,277,031	12,512,053
Negotiable certificates of deposit	2,558,706	1,811,209
Money trusts	17,004,068	16,807,865
Pension trusts	11,953,646	12,167,441
Property formation benefit trusts	12,790	12,866
Loan trusts	—	42,604

Loans and bills discounted	10,501,763	10,413,052

Banking account	10,359,104	10,257,717
Trust account	142,658	155,335

Investment securities	59,516,100	57,748,100

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and
The Master Trust Bank of Japan, Ltd.